UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 31 August 2017

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that on 22 August 2017, Gold Fields Limited awarded ("the Award Date"), 133,311 Conditional Performance Shares ("Award") to Mr A Baku, a director of major subsidiaries of Gold Fields in terms of the Gold Fields Limited 2012 Share Plan as set out below. The effective date of the Award will be 1 March 2017 ("Effective Date").

Conditional Performance Shares were conditionally awarded, based on a share price of R41.2943 being the 3 day VWAP of 24, 27, 28 February 2017. The number of Conditional Performance Shares which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions approved by the Remuneration Committee of the Gold Fields Limited Board.

Name	**A BAKU**
Position	Director
Company	Gold Fields Ghana (Pty) Limited
No of Performance Shares awarded and accepted	133,311
Award Acceptance Date	28 August 2017
Award Price	a share price of R41.2943 being the 3 day Volume Weighted Average Price of 24, 27, 28 February 2017
Total Value of Shares at Effective Date	R5 504 984,43
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of the Effective Date subject to the achievement of the agreed upon performance conditions
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance to trade was obtained by Mr Baku.

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 31 August 2017

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer